Exhibit 16

August 9, 2000

Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for The Cerplex Group, Inc. ("Cerplex") and, under the date of December 20, 1999, we reported on the consolidated financial statements of The Cerplex Group, Inc. and subsidiaries as of and for the years ended September 25, 1999 and September 30, 1998. On July 21, 2000, our appointment as principal accountants was terminated. We have read Cerplex's statements included under Item 4 of its Form 8-K/A dated August 9, 2000, and we agree with such statements, except that we are not in a position to agree or disagree with Cerplex's statement that the change was approved by the board of directors.

Very truly yours,

KPMG LLP